Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

On Friday, November 12, 2021, Thomas Speidel, the chief executive officer of ads-tec Energy GmbH, a company based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”), participated in an interview with Cheddar TV. The transcript of the interview is set forth below.

CHEDDAR TV INTERVIEW – THOMAS SPEIDEL

Friday, November 12, 2021

Cheddar TV Anchor:	So for more on this we’re joined by Thomas Speidel, who is the CEO of ADS Tech Energy, thank you so much for joining us today, Thomas. Let’s get right into it, Rivian has now passed Ford and GM at least in market cap. So how big is this Thomas and should Ford and GM be worried about the prospect that Rivian has and is entering into the market with?

Thomas Speidel (ADS-TEC Energy):	Yeah thanks, first of all we see you know we’ve seen the market capital of Rivian and that shows as that the market now knows, it recognizes that the market of evs will be extremely high. So we are at the very beginning in the next years we will see millions cars which have to be replaced by EVS and that Tesla made the first step and they’re very successful, but there’s a lot of room for others. We need to know that the established auto makers like you mentioned them Ford and GM and the others. They know how to build cars. And the question is how do they follow the transition to the new technology and there’s a lot of differentiation possibilities. Also in the EV segment on the power train, on the battery, the integration, and motor but especially the software in how do the EV fits into the infrastructure. And that is also not at least the charging so, where can you charge, how fast can you charge? Is it convenient, can we do that in minutes or in hours?

Cheddar TV Anchor:	Okay and so let’s break this down a little bit further because for all of the automotive heads out there they already know that one of the best selling, the best selling vehicle for decades was the Ford F series. So it speaks to the dominance that a pickup truck has in the broader automotive space for selling, for just being able to sell into consumers homes, driveways so forth. And so now we finally have not just Ford electrifying some of its most successful vehicles, but you also have a market entrant in Rivian who is now trying to position themselves and carve out space in market share, in what is already a rapidly changing EV landscape, as we shift over from combustion engine to electric and electrified vehicles. And so where does that put forward and what they’ve already seen in terms of success with some of their best models going up against Rivian even though Ford is one of the earlier investors in Rivian as well?

Speidel:	Yeah, I think Ford knows how to build cars, they get that for many years. And they’re one of the big plays so I don’t see any issue in building the cars. So we would that it’s a question of the transformation of the technology so everything would be different, the power train and that means you have no combustion engine as you said, no gear box anymore. That is going to be changed, but not only the dry Ford power train, but also the cars. We know that from tests lab will be more iPhone on wheels. And this is the point where we will see who can catch up on these new companies, not only by building a car, designing the power trains, making the best battery reintegration back. How do they put the software into the system, combine it with the infrastructure, because the EVS are even more tied into the infrastructure and combustion engines.

Cheddar TV Anchor:	Ok and so if we can leave this full screen up for a hot second there and just go back to some of the price comparisons, where do you believe that consumers are getting the best bang for their buck with the different EV models but specifically if we can kind of zero in on the trucks that have been announced thus far?

Speidel:	So I guess what we have to learn is, in the EV world we must think more in the total cost of ownership. Period thinking because it’s not only the CAPEX but the OPEX of time, so the question is how much service do we need? What about you know changing the oil stuff like that. We don’t need it anymore. So it’s not only the CAPEX but the OPEX of a lifetime. How long can the car be used? And what are the benefits out of the EV compared to the combustion engines then yes. We will see that there is a hurdle for people to buy an EV which might be higher price wise higher as for today. But we see the prices coming down and you we know that subsidies are also giving some tail wind into investments also for private uses.

Cheddar TV Anchor:	I’m really glad you mentioned that because some of those manufacturers have a traditional dealership model service center model as well. How do they kind of tap into that leverage that up skill that were forces well knowing that the future of their vehicles and the road map includes these computers on wheels or iPhone on wheels as you were mentioning a moment ago and ensure that that experience that that operating expenditure and expenses rather for the consumer that that is a far greater experience than some of the newer entrants into the market.

Speidel:	Yeah and maybe the revenue streams might change. In the past, we’ve got a lot of service revenue streams from maintaining the cars which not might be necessary anymore and that in that amount but we will see new opportunities, services offering self care packages but also in that’s important. I guess it. The convenience how you use your car so you can’t you might charge at home you but you also want to charge while you are on the road. So what is the company offering you as the user to have the most convenient usage of the car. I think that would be what people at the end of the day with the tracks of the packages all over so it’s not only driving, it is more than that and so the revenue streams in the experience will also be expanded over the over the pua driving right.

Cheddar TV Anchor:	It’s driving, its charging and empowering outfits the servicing at the end of the day. All these things are coming together for that broader experience. Thomas really great to have this conversation with you this morning we love that you’re back and continue.

Speidel:	Thanks

Cheddar TV Anchor:	Thomas Speidel who is the CEO of ADS Tech Energy.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.